                                                Filed pursuant to Rule 424(b)(2)
                                                      Registration No. 333-47179


           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 5, 1998.

                               50,000,000 SHARES

                                MBNA CORPORATION

                                  COMMON STOCK

                            ------------------------

     The Common Stock is listed on the New York Stock Exchange under the symbol "KRB." The last reported sale price of the Common Stock on the New York Stock Exchange on December 31, 1998 was $24 13/16 per share.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                            ------------------------

                                                              PER SHARE       TOTAL
                                                              ---------       -----
Initial price to public.....................................   $24.00     $1,200,000,000
Underwriting discount(1)....................................   $  .50     $   25,000,000
Proceeds, before expenses, to the Corporation...............   $23.50     $1,175,000,000

---------------
(1) In addition, the underwriter may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

                            ------------------------

     The underwriter expects to deliver the shares against payment in New York, New York on January 7, 1999.

                              GOLDMAN, SACHS & CO.
                            ------------------------

                  Prospectus Supplement dated January 4, 1999.

                                THE CORPORATION

     MBNA Corporation (the "Corporation"), a bank holding company, is the parent company of MBNA America Bank, N.A. (the "Bank"), a national bank. Through the activities of the Bank, the Corporation is the world's largest independent credit card lender and the leading issuer of affinity credit cards marketed primarily to members of associations and customers of financial institutions. In addition to credit card lending, the Corporation also makes other consumer loans and offers insurance and deposit products.

     The Corporation generates interest and other income through finance charges assessed on outstanding loan receivables, interchange income, credit card and other fees, securitization income, insurance, and interest earned on investment securities and money market instruments. The Corporation's primary costs are the costs of funding its loan receivables and investment securities and money market instruments, which include interest paid on deposits, short-term borrowings, and long-term debt and bank notes; credit losses; royalties paid to affinity groups and financial institutions; business development and operating expenses; and income taxes.

     As of September 30, 1998, the Corporation had assets of $23.8 billion, deposits of $14.1 billion and stockholders' equity of $2.2 billion. The Corporation's return on average stockholders' equity for the nine months ended September 30, 1998 was 35.26% and return on average total assets was 3.23%.

     The Bank has two wholly owned subsidiaries that operate outside the United
States: MBNA International Bank Limited in the United Kingdom ($4.1 billion of managed loans as of September 30, 1998) and MBNA Canada Bank in Canada ($290.7 million of managed loans as of September 30, 1998). At September 30, 1998, 92.1% of the Corporation's managed loans were generated in the United States and 7.9% were generated in foreign countries.

                              RECENT DEVELOPMENTS

     On January 4, 1999, the Corporation released unaudited consolidated financial results and data for the three months and year ended December 31, 1998. Net income for the fourth quarter of 1998 rose to $238.3 million or $.30 per share of Common Stock, an increase of 30.4%, compared with $188.3 million or $.23 per share of Common Stock for the fourth quarter of 1997. For the full year, net income rose to $776.3 million, or $.97 per share of Common Stock, compared with $622.5 million or $.76 per share of Common Stock for 1997. Total managed loans at December 31, 1998 were $59.6 billion, a $3.4 billion increase over third quarter 1998 and a $10.3 billion increase over year-end 1997. The managed net interest margin for 1998 was 7.47%. Delinquency on total managed loans was 4.62% at December 31, 1998. Managed loan losses for 1998 were 4.31%.

     In addition, the Corporation's Board of Directors declared a quarterly dividend of $.07 per share of Common Stock, payable April 1, 1999, to stockholders of record as of March 16, 1999.

     In the opinion of management, the unaudited consolidated financial results and data for the three months and year ended December 31, 1998, have been prepared in accordance with generally accepted accounting principles on a basis consistent with the audited consolidated financial statements for the year ended December 31, 1997.

     On December 23, 1998, the Corporation and PNC Bank, N. A., executed a definitive agreement for the purchase by the Corporation of the credit card business of PNC Bank, N.A., including the capital stock of PNC National Bank, a credit card bank with loan receivables of approximately $2.9 billion. The purchase price represented a 15% premium on the credit card receivables. The purchased accounts include PNC-branded and AAA-branded credit card accounts. The transaction is currently expected to close in the first quarter of 1999, subject to regulatory approval. The transaction will include long-term agreements with PNC Bank, N. A. and with AAA to market credit card products to the 3.3 million households served by PNC and the 36 million members of AAA.

     Following the announcement of the purchase, Standard & Poor's Corporation and Moody's Investors Service, Inc. placed the ratings of the long-term debt of the Corporation and the Bank on watch for possible downgrade, which continues in effect.

                                USE OF PROCEEDS

     The Corporation estimates that the net proceeds of this offering, after underwriting commissions, discounts, and offering expenses, will be approximately $1,174,700,000. The Corporation intends to use the net proceeds from this offering to complete the purchase of the credit card business of PNC Bank, N.A. and for general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Corporation at September 30, 1998 and as adjusted to give effect to the issuance and sale of the shares of Common Stock offered hereby. The table should be read in conjunction with the consolidated financial statements of the Corporation and the accompanying notes thereto incorporated by reference in the Prospectus. See "Incorporation of Certain Information by Reference" and "Available Information" in the Prospectus.

                                                                  SEPTEMBER 30, 1998
                                                              --------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              -----------   ------------
                                                              (UNAUDITED, IN THOUSANDS)
Long-Term Debt and Bank Notes (a)...........................  $5,967,790     $5,967,790
Stockholders' Equity
  Preferred stock...........................................          86             86
  Common stock..............................................       7,518          8,018
  Additional paid-in capital................................     302,748      1,476,948
  Retained earnings and accumulated other comprehensive
     income.................................................   1,932,150      1,932,150
                                                              ----------     ----------
          Total Stockholders' Equity........................   2,242,502      3,417,202
                                                              ----------     ----------
          Total Capitalization..............................  $8,210,292     $9,384,992
                                                              ==========     ==========

---------------
(a) Includes $563.2 million of guaranteed preferred beneficial interests in Corporation's junior subordinated deferrable interest debentures.

                          MARKET PRICE OF COMMON STOCK

     The Common Stock is listed and traded on the New York Stock Exchange (the "NYSE") under the symbol "KRB." As of December 31, 1998, there were 751,795,674 shares of Common Stock issued and outstanding. The following table sets forth the high and low sales price and the closing price per share of the Common Stock, as reported on the NYSE Composite Tape for the quarters indicated, as well as the cash dividends per share of Common Stock declared by the Corporation for the quarters indicated. The prices set forth below have been adjusted to reflect the three-for-two split of the Common Stock effected on October 1, 1998.

                                                                                          DIVIDEND DECLARED
                                                             HIGH      LOW      CLOSE     PER COMMON SHARE
                                                             ----      ---      -----     -----------------
1998
First quarter..........................................      $25       $17 3/16   $23 7/8       $.06
Second quarter.........................................       25 5/16   20 5/16    22 1/16       .06
Third quarter..........................................       25 1/16   15 11/16   19 1/16       .06
Fourth quarter.........................................       25 3/8    13 3/4     24 13/16      .06

                                                                                        DIVIDEND DECLARED
                                                             HIGH      LOW      CLOSE   PER COMMON SHARE
                                                             ----      ---      -----   -----------------
1997
First quarter..........................................      $16 1/2   $12 1/8   $12 3/8       $.05
Second quarter.........................................       16 7/16   12 7/16   16 1/4        .05
Third quarter..........................................       20 1/16   16 9/16   18            .05
Fourth quarter.........................................       19 1/2    17 1/16   18 3/16       .05
1996
First quarter..........................................      $ 9 1/4   $ 6 3/4   $ 8 3/4       $.05
Second quarter.........................................        9 3/8     8         8 7/16       .05
Third quarter..........................................       10 5/16    7 7/8    10 5/16       .05
Fourth quarter.........................................       12 11/16  10 1/8    12 5/16       .05

     The Board of Directors has declared a quarterly dividend of $.07 per share on the Common Stock, payable April 1, 1999 to stockholders of record as of March 16, 1999.

                              DIVIDEND LIMITATIONS

     The payment of dividends in the future and the amount of such dividends, if any, will be at the discretion of the Corporation's Board of Directors. The payment of Preferred and Common Stock dividends by the Corporation may be limited by certain factors including regulatory capital requirements, broad enforcement powers of the federal bank regulatory agencies, and tangible net worth maintenance requirements under the Corporation's revolving credit facilities. The payment of Common Stock dividends may also be limited by the terms of outstanding Preferred Stock. If the Corporation has not paid scheduled dividends on the Preferred Stock, or declared the dividends and set aside funds for payment, the Corporation may not declare or pay any cash dividends on the Common Stock. In addition, if the Corporation defers interest payments for consecutive periods covering five years on the guaranteed preferred beneficial interests in Corporation's junior subordinated deferrable interest debentures (see "Capitalization"), the Corporation may not be permitted to declare or pay any cash dividends on the Corporation's capital stock or interest on debt securities that have equal or lower priority than the junior subordinated deferrable interest debentures.

     The primary source of funds for payment of Preferred and Common Stock dividends by the Corporation is dividends received from the Bank. The amount of dividends that a bank may declare in any year is subject to certain regulatory restrictions. Generally, dividends declared in a given year by a national bank, such as the Bank, are limited to its net profit, as defined by the Comptroller of the Currency, for that year, combined with its retained net income for the preceding two years. Also, a national bank may not declare dividends if such declaration would leave the bank inadequately capitalized. Therefore, the ability of the Bank to declare dividends will depend on its future net income and capital requirements. At September 30, 1998, the amount of retained earnings available for declaration and payment of dividends from the Bank to the Corporation was $1.2 billion.

     Payment of dividends by the Bank to the Corporation, however, may be further limited by federal bank regulatory agencies through the exercise of their broad supervisory powers.

     The Bank's payment of dividends to the Corporation may also be limited by a tangible net worth requirement under the Bank's revolving credit facility. This facility was not drawn upon as of September 30, 1998. If this facility had been drawn upon as of September 30, 1998, the amount of retained earnings available for declaration of dividends would have been limited to $675.6 million.

                                  UNDERWRITING

     The Corporation and Goldman, Sachs & Co. ("Goldman Sachs") have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman Sachs has agreed to purchase all of the shares.

     Shares sold by Goldman Sachs to the public will initially be offered at the initial price to public set forth on the cover of this Prospectus Supplement. In addition, Goldman, Sachs may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers. If all the shares are not sold at the initial offering price, Goldman Sachs may change the offering price and the other selling terms.

     The Corporation has agreed with Goldman Sachs not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period from the date of this Prospectus Supplement continuing through the date 90 days after the date of this Prospectus Supplement, except with the prior written consent of Goldman Sachs. This agreement does not apply to any existing employee benefit plans.

     In connection with the offering, Goldman Sachs may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman Sachs of a greater number of shares than it is required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Common Stock while the offering is in progress.

     Goldman Sachs also may impose a penalty bid. This occurs when a particular dealer repays to Goldman Sachs a portion of the underwriting discount received by it because Goldman Sachs has repurchased shares sold by or for the account of such dealer in stabilizing or short covering transactions.

     These activities by Goldman Sachs may stabilize, maintain or otherwise affect the market price of the Common Stock. As a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by Goldman Sachs at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     The Corporation estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $300,000.

     The Corporation has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents and information previously filed with the Commission are hereby incorporated by reference in this Prospectus Supplement:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Forms 10-K/A-1 and 10-K/A-2, provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K promulgated by the Commission shall not be deemed to be specifically incorporated by reference herein.

     2. The Company's Current Reports on Form 8-K dated January 13, 1998, January 31, 1998, February 28, 1998, March 18, 1998, March 26, 1998, March 31,
1998, April 14, 1998, April 30, 1998, May 31, 1998, June 24, 1998, June 30,
1998, July 14, 1998, July 30, 1998, July 31, 1998, August 11, 1998, August 26,
1998, August 31, 1998, September 10, 1998, September 24, 1998, September 30, 1998, October 7, 1998, October 22, 1998, October 29, 1998, October 31, 1998,
November 30, 1998, December 17, 1998, December 23, 1998 and January 4, 1999.

     3. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 30, 1998, June 30, 1998 and September 30, 1998.

     4. The description of the Corporation's Common Stock contained in its registration statement filed on Form 8-A on January 18, 1991 under the Exchange Act.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus Supplement and prior to the termination of the offering of the shares of Common Stock hereby shall be deemed to be incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus Supplement, the Prospectus and the Registration Statement of which they are a part to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement, the Prospectus or such Registration Statement.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus Supplement has been delivered, upon written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to MBNA Corporation, Wilmington, Delaware 19884-0131, Attention:
Investor Relations (800) 362-6255.

                          VALIDITY OF THE COMMON STOCK

     The validity of the Common Stock will be passed upon for the Corporation by John W. Scheflen, Executive Vice President, General Counsel and Secretary of the Corporation, and by Simpson Thacher & Bartlett, New York, New York. The validity of the shares of Common Stock offered hereby will be passed upon for Goldman Sachs by Sullivan & Cromwell, New York, New York. Simpson Thacher & Bartlett and Sullivan & Cromwell each will rely upon the opinion of Mr. Scheflen with respect to matters of Maryland law and Mr. Scheflen will rely upon the opinion of Simpson Thacher & Bartlett with respect to matters of New York law. Mr. Scheflen owns beneficially in excess of 750,000 shares of Common Stock of the Corporation, including options exercisable within sixty days under the Corporation's stock incentive plans. Sullivan & Cromwell regularly performs legal services for the Corporation.

                                   Prospectus


$2,250,000,000                                                [MBNA LOGO]
MBNA CORPORATION

-------------------------------

 A security is not a deposit       MBNA Corporation may offer and sell --
 and the securities are not        -- Debt Securities
 insured or guaranteed             -- Preferred Stock
 by the Federal Deposit            -- Common Stock
 Insurance Corporation             -- Warrants
 or any other governmental         -- Stock Purchase Contracts
 agency.                           -- Stock Purchase Units

 This prospectus may be used to    We will provide specific terms of these
 offer and sell securities only    securities in supplements to this prospectus.
 if accompanied by the             You should read this prospectus and any
 prospectus supplement for         supplements carefully before you invest.
 those securities.
-------------------------------

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                October 5, 1998

              IMPORTANT NOTICE ABOUT INFORMATION PRESENTED IN THIS
             PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT

     We provide information to you about the securities in three separate documents that progressively provide more detail:

- this prospectus, which provides general information, some of which may not apply to your securities;
- the accompanying prospectus supplement, which describes the terms of the securities, some of which may not apply to your securities; and
- a pricing supplement, which describes the specific and final terms of your securities.

     IF THE TERMS OF YOUR SECURITIES VARY BETWEEN THE PRICING SUPPLEMENT, THE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, YOU SHOULD RELY ON THE INFORMATION IN THE FOLLOWING ORDER OF PRIORITY:

-  THE PRICING SUPPLEMENT;
-  THE PROSPECTUS SUPPLEMENT; AND
-  THE PROSPECTUS.

     We include cross-references in this prospectus and the accompanying prospectus supplement to captions in these materials where you can find further related discussions. The following Table of Contents and the Table of Contents included in the accompanying prospectus supplement provide the pages on which these captions are located.

     You can find a listing of the pages where capitalized terms used in this prospectus are defined under the caption "Index of Terms for Prospectus" beginning on page 24 in this prospectus.

                            ------------------------

                               TABLE OF CONTENTS

                                               Page
                                               ----
AVAILABLE INFORMATION........................    4

INCORPORATION OF CERTAIN
    INFORMATION BY REFERENCE.................    4

THE COMPANY..................................    5
    Year 2000................................    5

USE OF PROCEEDS..............................    5

RATIO OF EARNINGS TO FIXED
    CHARGES AND RATIO OF EARNINGS
    TO COMBINED FIXED CHARGES
    AND PREFERRED STOCK DIVIDEND
    REQUIREMENTS.............................    6

REGULATORY MATTERS...........................    6
    General..................................    6
    Dividend Restrictions....................    7
    Holding Company Structure................    7
    Capital Adequacy.........................    8
    FDICIA and FDIC Insurance................    8
    Regulation of the Credit Card Business...    9
    Federal Financial Institutions
      Examination Council....................   10

DESCRIPTION OF DEBT SECURITIES...............   10
    General..................................   11
    Subordination of Subordinated Debt
      Securities.............................   12
    Restriction on Sale or Issuance of Voting
      Stock of the Bank......................   13
    Events of Default........................   14
    Defeasance and Covenant Defeasance.......   15
    Modification and Waiver..................   16
    Consolidation, Merger and Sale of
      Assets.................................   16
    Global Debt Securities...................   16
    Concerning the Trustees..................   17

                                               Page
                                               ----

DESCRIPTION OF PREFERRED STOCK...............   17
    General..................................   17
    Rank.....................................   18
    Dividend Rights..........................   18
    Voting Rights............................   18
    Rights Upon Liquidation..................   19
    Redemption...............................   19
    Conversion...............................   19
    Depositary Shares........................   20
         General.............................   20
         Dividends and Other Distributions...   20
         Redemption of Depositary Shares.....   20
         Voting the Preferred Stock..........   20
         Amendment and Termination of the
             Deposit Agreement...............   20
         Charges of Depositary...............   21
         Resignation and Removal of
             Depositary......................   21
         Miscellaneous.......................   21

DESCRIPTION OF COMMON STOCK..................   21

DESCRIPTION OF WARRANTS......................   22

DESCRIPTION OF STOCK PURCHASE
    CONTRACTS AND STOCK PURCHASE
    UNITS....................................   22

PLAN OF DISTRIBUTION.........................   22

VALIDITY OF SECURITIES.......................   23

EXPERTS......................................   23

INDEX OF TERMS FOR PROSPECTUS................   24

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information, including the documents incorporated by reference herein, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at 75 Park Place, New York, New York 10007 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661, or obtained through the Commission's Internet address at http://www.sec.gov. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material can also be inspected and copied at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     The Company has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities, Preferred Stock, Common Stock, Warrants, Stock Purchase Contracts and Stock Purchase Units (collectively, the "Securities") offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     There are hereby incorporated by reference in this Prospectus the following documents and information heretofore filed with the Commission:

          1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by Forms 10-K/A-1 and 10-K/A-2, provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K promulgated by the Commission shall not be deemed to be specifically incorporated by reference herein.

          2. The Company's Current Reports on Form 8-K dated January 13, 1998, January 31, 1998, February 28, 1998, March 18, 1998, March 26, 1998, March
     31, 1998, April 14, 1998, April 30, 1998, May 31, 1998, June 24, 1998, June
     30, 1998, July 14, 1998, July 30, 1998, July 31, 1998, August 11, 1998,
     August 26, 1998, August 31, 1998, September 10, 1998 and September 24,
     1998.

          3. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998 and June 30, 1998.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, after the date of this Prospectus and prior to the termination of the offering of the Securities hereby shall be deemed to be incorporated herein by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or such Registration Statement.

     The Company undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the documents which have been or may be incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference to such documents). Requests for such copies should be directed to MBNA Corporation, Wilmington, Delaware 19884-0131, Attention: Investor Relations
(800) 362-6255.

                                  THE COMPANY

     MBNA Corporation (the "Company"), is a registered bank holding company incorporated under the laws of Maryland in 1990. It is the parent corporation of MBNA America Bank, National Association (the "Bank"), a national bank organized in January 1991, as the successor to a national bank organized in 1982.

     The Company's principal executive offices are located in Wilmington, Delaware 19884, and its telephone number is (800) 362-6255.

YEAR 2000

     Many computer applications have been written using two digits rather than four to define the applicable year, and therefore may not recognize a date using "00" as the Year 2000. This could result in the inability of the application to properly process transactions with dates in the Year 2000 or thereafter. The Company has substantially completed an assessment of the impact of this problem on its computer systems and applications, including the systems that service the Company's loans, and is executing a plan to make the necessary programming changes, and has begun to test and implement them. The Company expects to complete implementation of the necessary changes to its mainframe, distributed, and desktop systems by the end of 1998, and its other systems by mid-1999.

     The Company is actively monitoring the progress of third parties, whose systems provide information to the Company's system, in achieving Year 2000 compliance and is developing contingency plans to address any failure of a critical vendor to do so. Based on its efforts and the information available to date, and assuming the continued availability of staff and other technical resources, and no unexpected difficulty in implementing system enhancements, the Company believes that it will not incur significant operational disruptions or material costs as a result of the Year 2000 problem. However, there can be no assurance that the systems of third parties with which the Company deals will be timely converted and will not adversely affect the Company's business.

                                USE OF PROCEEDS

     Except as otherwise described in the applicable Prospectus Supplement, the net proceeds from the sale of the Securities offered hereby will be applied to the Company's general funds to be utilized for general corporate purposes, including the reduction of short-term debt, possible acquisitions, investments in, or extension of credit to, the Company's subsidiaries and the possible acquisition of real property for use in the Company's business.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS

     The following are the consolidated ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividend requirements for the Company for the six months ended June 30, 1998 and for each of the years in the five-year period ended December 31, 1997.

                                                          SIX MONTHS
                                                            ENDED
                                                           JUNE 30,        YEARS ENDED DECEMBER 31,
                                                          ----------   --------------------------------
                                                             1998      1997   1996   1995   1994   1993
                                                             ----      ----   ----   ----   ----   ----
EARNINGS TO FIXED CHARGES:
  Including Interest on Deposits........................     1.9       2.0    2.0    2.0    2.4    2.0
  Excluding Interest on Deposits........................     3.6       4.0    4.2    4.4    5.7    6.0
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
  DIVIDEND REQUIREMENTS (A):
  Including Interest on Deposits........................     1.8       1.9    1.9    2.0    2.4    2.0
  Excluding Interest on Deposits........................     3.4       3.6    3.8    4.3    5.7    6.0

---------------
(a) Preferred Stock dividend requirements are adjusted to represent a pretax earnings equivalent.

     The ratio of earnings to fixed charges is computed by dividing (i) income before income taxes and fixed charges less interest capitalized during such period, net of amortization of previously capitalized interest, by (ii) fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividend requirements is computed by dividing (i) income before income taxes and fixed charges less interest capitalized during such period, net of amortization of previously capitalized interest, by (ii) fixed charges and preferred stock dividend requirements. Fixed charges consist of interest expense on borrowings, including capitalized interest (including or excluding deposits, as applicable), and the portion of rental expense which is deemed representative of interest. The preferred stock dividend requirements represent the pretax earnings which would have been required to cover such dividend requirements on the Company's preferred stock outstanding. The Company did not have any preferred stock outstanding during the periods prior to 1995 presented above and accordingly there were no preferred stock dividend requirements during such periods.

                               REGULATORY MATTERS

     The following discussion sets forth certain of the elements of the comprehensive regulatory framework applicable to bank holding companies and banks and provides certain specific information relevant to the Company and its subsidiaries. Federal regulation of financial institutions such as the Company and the Bank is intended primarily for the protection of depositors and the Bank Insurance Fund rather than shareholders or other creditors.

GENERAL

     As a bank holding company, the Company is subject to the supervision of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). The Bank is subject to supervision and examination by applicable federal agencies, principally the Office of the Comptroller of the Currency (the "OCC"), which is the Bank's primary regulator. The Bank's deposits are insured by, and therefore the Bank is also subject to the regulations of, the Federal Deposit Insurance Corporation ("FDIC"). In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

     As a bank holding company, the Company is also subject to regulation under the Bank Holding Company Act of 1956 (the "BHCA") and to the BHCA's examination and reporting requirements. Under the BHCA, bank holding companies must, in some cases, obtain the approval of the Federal Reserve Board prior to acquiring direct or indirect ownership or control of more than five percent of the voting shares or substantially all of the assets of any company, including a bank. In addition, bank holding companies are prohibited under the BHCA from engaging in nonbanking activities other than those that the Federal Reserve Board has determined are closely related to banking.

     The earnings of the Bank, and therefore the earnings of the Company, are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including the Federal Reserve Board, the FDIC and the OCC. In addition, there are numerous governmental requirements and regulations which affect the activities of the Company.

DIVIDEND RESTRICTIONS

     The Company is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of cash flow of the Company, including cash flow to pay dividends on its stock or principal (premium, if any) and interest on debt securities, is dividends from the Bank. The approval of the OCC is required for any dividend paid or declared by a national bank if the total of all dividends paid or declared by the bank in any calendar year would exceed the total of its net income for that year combined with its retained net income for the preceding two years less any required transfers to surplus or a fund for the retirement of any preferred stock. In addition, a national bank may not pay a dividend in an amount greater than its undivided profits. Under current regulatory practice, national banks may pay dividends only out of current operating earnings. The payment of dividends by the Bank may also be affected by other factors, such as requirements for the maintenance of adequate capital. Under these provisions, the Bank could have declared, as of June 30, 1998, without obtaining prior regulatory approval, aggregate dividends of approximately $983.2 million. The Bank's payment of dividends to the Company may also be limited by a tangible net worth requirement under the Bank's revolving credit facility. This facility was not drawn upon as of June 30, 1998. If this facility was drawn upon as of June 30, 1998, the amount of retained earnings available for declaration of dividends would have been limited to $708.7 million.

     In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a FDIC-insured depository institution may not make capital distributions (including the payment of dividends) or pay any management fees to its holding company if it is undercapitalized or if such payment would cause it to become undercapitalized. See "-- FDICIA and FDIC Insurance."

HOLDING COMPANY STRUCTURE

     The Bank is subject to restrictions under federal law which limit the transfer of funds by the Bank to the Company and its nonbanking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases. Such transfers by the Bank to the Company or any nonbanking subsidiary are limited in amount to 10% of the Bank's capital and surplus and, with respect to the Company and all such nonbanking subsidiaries, to an aggregate of 20% of the Bank's capital and surplus. Furthermore, loans and extensions of credit by the Bank to the Company or its nonbanking subsidiaries are required to be secured in specified amounts.

     Extensions of credit and other transactions between the Bank and the Corporation must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the Bank as those prevailing at the time for comparable transactions with non-affiliated companies.

     Under Federal Reserve Board policy, the Company is expected to act as a source of financial strength to each of its subsidiary banks and to commit resources to support each such subsidiary bank, in circumstances where the Company might not do so absent such policy. Any capital loans by the Company to a subsidiary bank would also be subordinate in right of payment to deposits and to certain other indebtedness of such bank. In addition, the Crime Control Act of 1990 provides that in the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     Federal law permits the OCC to order the pro rata assessment of shareholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. The statute also provides for the enforcement of any such pro rata assessment of shareholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock of any assessed shareholder failing to pay the assessment. The Company, as the sole stockholder of the Bank, is subject to such provisions.

CAPITAL ADEQUACY

     Under the Federal Reserve Board's risk-based capital guidelines for bank holding companies and member banks, the minimum ratio of total capital to risk-adjusted assets (including certain off-balance sheet items) is 8%. At least half of the total capital is to be comprised of common equity, retained earnings, minority interests in consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of cumulative perpetual preferred stock, less goodwill and less certain other disallowed intangible assets and disallowed deferred tax assets ("Tier 1 capital"). The remainder ("Tier 2 capital") may consist of hybrid capital instruments, perpetual debt, mandatory convertible debt securities, a limited amount of subordinated debt, other preferred stock and a limited amount of loan and lease loss reserves. The total of Tier 1 capital and Tier 2 capital is referred to as "Total capital." In addition, the Federal Reserve Board has approved minimum leverage ratio guidelines for bank holding companies and state member banks. These guidelines provide for a minimum ratio of Tier 1 capital to quarterly average assets ("Leverage Ratio") of 3% for bank holding companies and state member banks that meet certain specified criteria, including that they have the highest regulatory rating. All other bank holding companies and state member banks will be required to maintain a Leverage Ratio of 3% plus an additional cushion of 100 to 200 basis points. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the guidelines indicate that the Federal Reserve Board will continue to consider a "tangible Tier 1 leverage ratio" in evaluating proposals for expansion or new activities. The tangible Tier 1 leverage ratio is the ratio of a banking organization's Tier 1 capital, less all intangibles, to total assets. The Bank is also subject to similar capital requirements adopted by the OCC. Under the guidelines, as of June 30, 1998, the Company's Tier 1 and total capital to risk-adjusted assets ratios were 10.78% and 14.02%, respectively, and the Company's Leverage Ratio was 11.28%. As of June 30, 1998, the Bank's Tier 1 and total capital to risk-adjusted assets ratios were 10.99% and 13.90%, respectively, and the Bank's Leverage Ratio was 11.55%.

     On November 20, 1997, the OCC, the Federal Reserve, the FDIC and the Office of Thrift Supervision proposed for comment regulations establishing new risk-based capital requirements for recourse arrangements and direct credit substitutes. "Recourse" for this purpose means any retained risk of loss associated with any transferred asset that exceeds a pro rata share of the bank's or holding company's remaining claim on the asset, if any. Under existing regulations, banks and bank holding companies have to maintain capital against the full amount of any assets for which risk of loss is retained, unless the resulting capital amount would exceed the maximum contractual liability or exposure retained, in which case the capital required would equal, dollar-for-dollar, such maximum contractual liability or exposure. The proposal would extend this treatment to direct credit substitutes. "Direct credit substitute" means any assumed risk of loss associated with any asset or other claim that exceeds the bank's or holding company's pro rata share of the asset or claim, if any.

     One aspect of the proposal specifically addresses securitizations and would base the capital charge for such transactions on credit ratings from nationally recognized statistical rating agencies.

FDICIA AND FDIC INSURANCE

     FDICIA provides for expanded regulation of banks and bank holding companies. The expanded regulation includes expanded federal banking agency examinations and increased powers of federal banking agencies to take corrective action to resolve the problems of insured depository institutions with capital deficiencies. Those powers vary depending on which of several levels of capitalization a particular institution meets. FDICIA establishes five capital tiers: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

     FDICIA permits only "well capitalized" institutions to accept brokered deposits without restrictions. As of June 30, 1998 the Bank met the FDIC's definition of a well capitalized institution for purposes of accepting brokered deposits. For the purposes of the brokered deposit rules, a bank is defined to be "well capitalized" if it maintains a ratio of Tier 1 capital to risk-adjusted assets of at least 6.0%, a ratio of Total capital to risk-adjusted assets of at least 10.0% and a leverage ratio of at least 5.0% and is not subject to any order, direction or written agreement to maintain specific capital levels. Under the regulatory definition of brokered deposits, as of June 30, 1998 the Bank had brokered deposits of $2.3 billion.

     The Bank is subject to FDIC deposit insurance assessments for the Bank Insurance Fund ("BIF"). Each financial institution is assigned to one of three capital groups -- well capitalized, adequately capitalized or undercapitalized -- and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state supervisors and other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The assessment rate applicable to the Bank in the future will depend in part upon the risk assessment classification assigned to the Bank by the FDIC and in part on the BIF assessment schedule adopted by the FDIC. The Deposit Insurance Funds Act of 1996 ("DIFA") provides that premiums related to deposits assessed by the BIF are to be assessed at a rate of between 0 cents and 27 cents per $100 of deposits.

     DIFA also separated, effective January 1, 1997, the Financing Corporation ("FICO") assessment to service the interest on its bond obligations from the BIF and the Savings Association Insurance Fund ("SAIF") assessments. The amount assessed on individual institutions by the FICO will be in addition to the amount, if any, paid for deposit insurance according to the FDIC's risk-related assessment rate schedules. FICO assessment rates for the third quarter of 1998 were set at 1.22 basis points annually for BIF-assessable deposits. (The rate may be adjusted quarterly to reflect a change in assessment base for the BIF. By law, the FICO rate on BIF-assessable deposits must be one-fifth the rate on SAIF-assessable deposits until the insurance funds are merged or until January 1, 2000, whichever occurs first.)

REGULATION OF THE CREDIT CARD BUSINESS

     The relationship between the Bank and its cardholders is extensively regulated by federal and state consumer protection laws. The Truth in Lending Act requires credit card issuers to make certain disclosures along with their applications and solicitations, upon opening an account and with each periodic statement. The Truth in Lending Act also imposes certain substantive requirements and restrictions on credit card issuers and provides cardholders with certain rights to dispute unauthorized charges and to have their billing errors corrected promptly. Cardholders are also given the right to have their payments promptly credited to their accounts.

     The Equal Credit Opportunity Act prohibits lenders from making credit decisions based on sex, race and marital status among others. In order to protect borrowers from such discrimination, the Equal Credit Opportunity Act requires credit card issuers to disclose the principal reasons they took adverse action against an applicant or a cardholder.

     The Fair Credit Reporting Act generally regulates credit reporting agencies, but also imposes some duties on credit card issuers as users of consumer credit reports. For instance, the Fair Credit Reporting Act prohibits the use of a consumer credit report by a credit card issuer except in connection with a proposed business transaction with the consumer. The Fair Credit Reporting Act also requires that credit card issuers notify consumers when they take adverse action based upon information obtained from credit reporting agencies.

     The federal regulators are authorized to impose penalties for violations of these statutes and, in certain cases, to order the Bank to pay restitution to injured cardholders. Cardholders may bring actions for damages for such violations. In addition, a cardholder may be entitled to assert a violation of these consumer protection laws by way of set-off against his obligation to pay the outstanding credit card balance.

     In May, 1996, Andrew B. Spark filed a lawsuit against the Company, the Bank and certain of its officers and its subsidiary, MBNA Marketing Systems, Inc. The case is pending in the United States District Court for the District of Delaware. This suit is a purported class action. The plaintiff alleges that the Bank's advertising of its cash promotional annual percentage rate program was fraudulent and deceptive. The plaintiff seeks unspecified damages including actual, treble and punitive damages and attorneys' fees for an alleged breach of contract, violation of the Delaware Deceptive Trade Practices Act and the federal Racketeer Influenced and Corrupt Organizations Act. In February, 1998, a class was certified. The Company believes its advertising practices are proper under applicable federal and state law and intends to defend the action vigorously.

FEDERAL FINANCIAL INSTITUTIONS EXAMINATION COUNCIL

     The Federal Financial Institutions Examination Council, on June 30, 1998, proposed a revised policy statement on the classification of retail credit. If adopted, the revised policy statement could establish, effective January 1, 2001, a uniform charge-off period of 150 days delinquency for open-end and closed-end credit. Alternatively, the proposal also contains guidance that would, effective January 1, 1999, standardize the methodology for implementing the existing 180 day charge-off policy requirement for open-end credit. The revised policy statement could also, effective January 1, 1999, provide guidance for loans affected by bankruptcy, fraudulent activity and death; establish standards for re-aging, extending, deferring or rewriting of past due accounts; and broaden the circumstances under which partial payments are recognized as full payments for purposes of determining that a loan is no longer delinquent.

                         DESCRIPTION OF DEBT SECURITIES

     The Company from time to time may offer and sell debt securities, consisting of debentures, notes and/or other unsecured evidences of indebtedness (the "Debt Securities"), which may be either unsecured senior Debt Securities (the "Senior Debt Securities") or unsecured subordinated Debt Securities (the "Subordinated Debt Securities"). The Senior Debt Securities are to be issued under an Indenture (the "Senior Indenture") between the Company and Bankers Trust Company, as Trustee (the "Senior Trustee"). The Subordinated Debt Securities are to be issued under a second Indenture (the "Subordinated Indenture") between the Company and Harris Trust and Savings Bank, as Trustee (the "Subordinated Trustee"). Copies of the Senior Indenture and the Subordinated Indenture have been filed with the Commission as exhibits to the Registration Statement. The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively as the "Indentures" and the Senior Trustee and the Subordinated Trustee are sometimes referred to collectively as the "Trustees." The following summaries of the provisions of the Senior Debt Securities, the Subordinated Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture applicable to a particular series of Debt Securities (the "Applicable Indenture"), including the definitions therein of certain terms. Wherever particular Sections, Articles or defined terms of the Applicable Indenture are referred to, it is intended that such Sections, Articles or defined terms shall be incorporated herein by reference. Article and Section references used herein are references to the Applicable Indenture. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Applicable Indenture.

     The following sets forth certain general terms and provisions of the Debt Securities offered hereby. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Offered Debt Securities") will be described in the Prospectus Supplement relating to such Offered Debt Securities (the "Applicable Prospectus Supplement").

     The Company is a bank holding company, and the right of the Company to participate as a shareholder in any distribution of assets of any subsidiary upon its liquidation or reorganization or winding-up (and thus the ability of Holders of the Debt Securities to benefit, as creditors of the Company, from such distribution) is subject to the prior claims of creditors of any such subsidiary. The Bank is subject to claims by creditors for long-term and short-term debt obligations, including deposit liabilities, obligations for federal funds purchased and securities sold under repurchase agreements. There are also various legal limitations on the extent to which the Bank may pay dividends or otherwise supply funds to the Company or its affiliates. See "Regulatory Matters."

GENERAL

     The Indentures do not limit the amount of Debt Securities that may be issued thereunder and provide that Debt Securities may be issued thereunder from time to time in one or more series. The Debt Securities will be unsecured obligations of the Company.

     The general provisions of the Indentures and the Debt Securities do not contain any provisions that would limit the ability of the Company or its Subsidiaries to incur indebtedness, that would require the Company or an acquiror to repurchase Debt Securities in the event of a "change in control" or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or its Subsidiaries. Reference is made to the Applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company described below that are applicable to the Debt Securities, including any addition of covenants or other provisions providing event risk or similar protection.

     Unless otherwise indicated in the Applicable Prospectus Supplement, principal of, premium, if any, and interest on the Debt Securities will be payable, and the transfer of Debt Securities will be registerable, at the office or agency of the Company in the Borough of Manhattan, The City of New York maintained by the Company and at any other office or agency maintained by the Company for such purpose, except that, at the option of the Company, interest may be paid by mailing a check to the address of the Person entitled thereto as it appears on the register for the Debt Securities. (Sections 301, 305 and 1002) The Debt Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the Applicable Prospectus Supplement, in denominations of $1,000 or integral multiples thereof. (Section 302) No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith. (Section 305)

     The Applicable Prospectus Supplement will describe the following terms of the Offered Debt Securities: (1) the title of the Offered Debt Securities; (2) whether the Offered Debt Securities are Senior Debt Securities or Subordinated Debt Securities; (3) any limit on the aggregate principal amount of the Offered Debt Securities; (4) the date or dates on which the principal of the Offered Debt Securities will mature; (5) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, and the date or dates from which any such interest, if any, will accrue; (6) the dates on which such interest, if any, on the Offered Debt Securities will be payable and the Regular Record Dates for such Interest Payment Dates; (7) the place or places where the principal of and any premium and interest on the Offered Debt Securities shall be payable; (8) any mandatory or optional sinking funds or analogous provisions; (9) the date, if any, after which and the price or prices at which the Offered Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption provision; (10) the obligation of the Company, if any, to redeem or repurchase the Offered Debt Securities at the option of the Holder; (11) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Debt Securities shall be issuable; (12) if other than the principal amount thereof; the portion of the principal amount of the Offered Debt Securities that will be payable upon the declaration of acceleration of the Maturity thereof;
(13) the currency of payment of principal of and any premium and interest on the Offered Debt Securities; (14) any index used to determine the amount of payment of principal of and any premium and interest on the Offered Debt Securities;
(15) if the Offered Debt Securities will be issuable only in the form of a Global Security, the Depositary or its nominee with respect to the Offered Debt Securities and the circumstances under which the Global Security may be registered for transfer or exchange in the name of a Person other than the Depositary or its nominee; (16) the applicability, if any, of the provisions described under "Defeasance and Covenant Defeasance"; (17) any additional Event of Default, and in the case of any Offered Subordinated Debt Securities, any additional Event of Default that would result in the acceleration of the maturity thereof; and (18) any other terms of the Offered Debt Securities. (Section 301)

     Both Senior Debt Securities and Subordinated Debt Securities may be issued as Original Issue Discount Debt Securities to be offered and sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such Original Issue Discount Debt Securities will be described in the Applicable Prospectus Supplement. "Original Issue Discount Debt Security" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof. (Section
101)

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Unless otherwise indicated in the Applicable Prospectus Supplement, the following provisions shall apply to the Subordinated Debt Securities. The following Section references are to Sections of the Subordinated Indenture.

     The payment of the principal of, premium, if any, and interest on the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). In certain events of insolvency, the payment of the principal of, premium, if any, and interest on the Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, also be effectively subordinated in right of payment to the prior payment in full of all Other Financial Obligations (as defined below). Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Company, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment in respect of the principal of, premium, if any, or interest on the Subordinated Debt Securities. (Section 1302) If, upon any such payment or distribution of assets to creditors, there remain, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, any amounts of cash, property or securities available for payment or distribution in respect of Subordinated Debt Securities (as defined in the Subordinated Indenture, "Excess Proceeds") and if, at such time, any person entitled to payment pursuant to the terms of Other Financial Obligations (as defined in the Subordinated Indenture, "Entitled Person") has not received payment in full of all amounts due or to become due on or in respect of such Other Financial Obligations, then such Excess Proceeds shall first be applied to pay or provide for the payment in full of such Other Financial Obligations before any payment or distribution may be made in respect of the Subordinated Debt Securities. In the event of the acceleration of the maturity of any Subordinated Debt Securities, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Subordinated Debt Securities will be entitled to receive any payment of the principal of, premium, if any, or interest on the Subordinated Debt Securities. (Section 1303) Accordingly, in case of such an acceleration, all Senior Indebtedness would have to be repaid before any payment could be made in respect of the Subordinated Debt Securities. No payments on account of principal, premium, if any, or interest in respect of the Subordinated Debt Securities may be made if there shall have occurred and be continuing a default in any payment with respect to any Senior Indebtedness, or an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. (Section 1304)

     By reason of such subordination, in the event of the insolvency of the Company, creditors of the Company who are not holders of Senior Indebtedness or the Subordinated Debt Securities may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than Holders of the Subordinated Debt Securities.

     "Senior Indebtedness" is defined in the Subordinated Indenture to mean the principal of, premium, if any, and interest on (i) all indebtedness of the Company for money borrowed (including indebtedness of others guaranteed by the Company) other than the Subordinated Debt Securities, whether outstanding on the date of the Subordinated Indenture or thereafter created, assumed or incurred and (ii) any amendments, renewals, extensions, modifications and refundings of any such indebtedness, unless in either case in the instrument creating or evidencing any such indebtedness or pursuant to which it is outstanding it is provided that such indebtedness is not superior in right of payment to the Subordinated Debt Securities. (Section 101) For the purposes of this definition, "indebtedness for money borrowed" is defined as (i) any obligation of, or any obligation guaranteed by, the Company for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, (ii) any deferred payment obligation of, or any such obligation guaranteed by, the Company for the payment of the purchase price of property or assets evidenced by a note or similar instrument, and (iii) any obligation of, or any such obligation guaranteed by, the Company for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of the Company under generally accepted accounting principles.

     "Other Financial Obligations" is defined in the Subordinated Indenture to mean all obligations of the Company to make payment pursuant to the terms of financial instruments, such as (i) securities contracts and foreign currency exchange contracts, (ii) derivative instruments, such as swap agreements (including interest rate and currency and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts, commodity options contracts and (iii) in the case of both (i) and (ii) above, similar financial instruments other than (x) obligations on account of Senior Indebtedness and (y) obligations on account of indebtedness for money borrowed ranking pari passu with or subordinate to the Subordinated Debt Securities. (Section 101)

     The Subordinated Indenture does not limit the amount of other indebtedness, including Senior Indebtedness and obligations of the Company in respect of Other Financial Obligations, that may be issued by the Company or any of its Subsidiaries. As of June 30, 1998, the aggregate principal amount of Senior Indebtedness outstanding for the Company was $1.9 billion.

RESTRICTION ON SALE OR ISSUANCE OF VOTING STOCK OF THE BANK

     The Senior Indenture contains a covenant by the Company that it will not, and will not permit any Subsidiary to, sell, assign, transfer, grant a security interest or otherwise dispose of any shares of Voting Stock, or any securities convertible into, or options, warrants or rights to subscribe for or purchase shares, of Voting Stock of the Bank or any Subsidiary owning, directly or indirectly, any shares of the Bank and that it will not permit the Bank or any Subsidiary owning, directly or indirectly, any shares of Voting Stock of the Bank to issue any shares of the Bank's Voting Stock or any securities convertible into, or options, warrants or rights to subscribe for or purchase shares of the Bank's Voting Stock, except for sales, assignments, transfers, issuances, grants of security interests or other dispositions which: (i) are for fair market value (as determined by the Board of Directors of the Company) and if, after giving effect thereto, the Company will own not less than 80% of the shares of Voting Stock of the Bank or any such Subsidiary owning any shares of Voting Stock of the Bank free and clear of any security interest; (ii) are made
(x) in compliance with an order of a court or regulatory authority of competent jurisdiction, or (y) in compliance with a condition imposed by any such court or authority permitting the acquisition by the Company, directly or indirectly, of any other bank or entity the activities of which are legally permissible for a Person such as the Company or a Subsidiary to engage in, or (z) in compliance with an undertaking made to such an authority in connection with an acquisition by the Company, directly or indirectly, of any bank or entity the activities of which are legally permissible for a Person such as the Company or a Subsidiary to engage in (provided that, in the case of clauses (y) and (z), the assets of the bank or entity being acquired and its consolidated subsidiaries equal or exceed 75% of the assets of the Bank or such Subsidiary owning, directly or indirectly, any shares of Voting Stock of the Bank and its respective consolidated subsidiaries on the date of acquisition); or (iii) are made to the Company or any wholly owned Subsidiary. Notwithstanding the foregoing, the Bank may be merged into or consolidated with another banking institution organized under the laws of the United States, any State thereof or the District of Columbia, if, after giving effect to such merger or consolidation, the Company or any wholly owned Subsidiary owns at least 80% of the Voting Stock of such other banking institution then issued and outstanding free and clear of any security interest and if, immediately after giving effect thereto, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing. (Section 1008)

     The foregoing restriction is not included in the Subordinated Indenture.

EVENTS OF DEFAULT

     The Senior Indenture (with respect to any series of Senior Debt Securities) and, unless otherwise provided in the Applicable Prospectus Supplement, the Subordinated Indenture (with respect to any series of Subordinated Debt Securities) define an Event of Default as any one of the following events: (a) default in the payment of any interest upon any Debt Security when it becomes due and payable, and continuance of such default for a period of 30 days (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions); (b) default in the payment of the principal of (or premium, if any, on) any Debt Security at its Maturity (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions); (c) failure to deposit any sinking fund payment when due (in the case of the Subordinated Indenture, whether or not payment is prohibited by the subordination provisions); (d) failure to perform any other covenants or warranties of the Company in the Applicable Indenture (other than a covenant or warranty included in the Applicable Indenture solely for the benefit of a series of Debt Securities thereunder other than that series) continued for a period of 60 days after the holders of at least 25% in principal amount of the Outstanding Debt Securities have given written notice as provided in the Applicable Indenture; (e) failure to pay when due the principal of, or acceleration of, any indebtedness for borrowed money in an aggregate principal amount exceeding $10,000,000 of the Company or of the Bank, if such acceleration is not annulled within 10 days after written notice as provided in the Applicable Indenture; (f) certain events of bankruptcy, insolvency or reorganization of the Company or of the Bank; and (g) any other Event of Default provided with respect to Debt Securities of that series. (Section 501) If an Event of Default occurs with respect to Debt Securities of any series, the Trustee under the Applicable Indenture shall give the Holders of Debt Securities of such series notice of such default, provided however, that in the case of a default described in (d) above, no such notice to Holders shall be given until at least 30 days after the occurrence thereof. (Section 602)

     If an Event of Default with respect to the Senior Debt Securities of any series at the time Outstanding occurs and is continuing, either the Senior Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Senior Debt Securities of that series to be due and payable immediately. Payment of the principal of the Subordinated Debt Securities may be accelerated only in the case of certain events of bankruptcy, insolvency or reorganization of the Company. The Subordinated Trustee and the Holders will not be entitled to accelerate the maturity of the Subordinated Debt Securities upon the occurrence of any of the Events of Default described above except for those described in subparagraph (f) (i.e., the bankruptcy, insolvency or reorganization of the Company). Accordingly, there is no right of acceleration in the case of a default in the performance of any covenant with respect to the Subordinated Debt Securities, including the payment of interest or principal. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

     The Indentures provide that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 603) Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 512)

     No Holder of any series of Debt Securities will have any right to institute any proceeding with respect to the Applicable Indenture or for the appointment of a receiver or a trustee or for any remedy thereunder, unless such Holder shall have previously given to the Trustee under the Applicable Indenture written notice of a continuing Event of Default and unless the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. (Section 507) However, such limitations do not apply to a suit instituted by a Holder of a Debt Security for enforcement of payment of the principal of and premium, if any, or interest on such Debt Security on or after the respective due dates expressed in such Debt Security. (Section 508)

     The Company is required under each Indenture to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under such Indenture and as to any default in such performance. (Section 1004)

DEFEASANCE AND COVENANT DEFEASANCE

     The Indentures provide, if such provision is made applicable to the Debt Securities of any series pursuant to Section 301 of the Applicable Indenture (which will be indicated in the Applicable Prospectus Supplement), that the Company may elect either (a) to defease and be discharged from any and all obligations in respect of such Debt Securities then outstanding (including, in the case of Subordinated Debt Securities, the provisions described under "Subordination of Subordinated Debt Securities" and except for certain obligations to register the transfer of or exchange of such Debt Securities, replace stolen, lost or mutilated Debt Securities, maintain paying agencies and hold monies for payment in trust) ("defeasance") or (b) to be released from its obligations with respect to such Debt Securities under any covenant applicable to such Debt Securities which is determined pursuant to Section 301 of the Applicable Indenture to be subject to covenant defeasance and, with respect to Senior Debt Securities, to be released from its obligations concerning the restriction on sale or issuance of Voting Stock described under "Restriction on Sale or Issuance of Voting Stock of the Bank" ("covenant defeasance"), and the occurrence of an event described in clause (d) (insofar as with respect to covenants subject to covenant defeasance) or clause (e) under "Events of Default" above shall no longer be an Event of Default, in each case (a) or (b), if the Company deposits, in trust, with the Trustee under the Applicable Indenture money or U.S. Government Obligations, which through the payment of interest thereon and principal thereof in accordance with their terms will provide money, in an amount sufficient, without reinvestment, to pay all the principal of (and premium, if any) and interest on such Debt Securities on the dates such payments are due (which may include one or more redemption dates designated by the Company) and any mandatory sinking fund or analogous payments thereon in accordance with the terms of such Debt Securities. Such a trust may only be established if, among other things, (i) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit, (ii) such deposit will not cause the Trustee under the Applicable Indenture to have any conflicting interest with respect to other securities of the Company, (iii) the Company shall have delivered an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit or defeasance and will be subject to Federal income tax in the same manner as if such defeasance had not occurred and (iv) in the case of Subordinated Debt Securities, no default in the payment of principal of any Senior Indebtedness shall have occurred or be continuing and no other event of default with respect to any Senior Indebtedness shall have occurred and be continuing, permitting, after notice or lapse of time or both, the acceleration thereof.

     The Company may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its defeasance option, payment of such Debt Securities may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reference to the covenants noted under clause (b) above. In the event the Company omits to comply with its remaining obligations with respect to such Debt Securities under the Applicable Indenture after exercising its covenant defeasance option and such Debt Securities are declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations on deposit with the applicable

Trustee may be insufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable in respect of such payments. (Article Thirteen and Article Fourteen of the Senior Indenture and the Subordinated Indenture, respectively.)

MODIFICATION AND WAIVER

     Modifications and amendments of each of the Senior Indenture or the Subordinated Indenture may be made by the Company and the Trustee under the Applicable Indenture with the consent of the Holders of not less than 66 2/3% in aggregate principal amount of the Outstanding Debt Securities of each series issued under such Indenture and affected by the modification or amendments; provided, however, that no such modification or amendment may, without the consent of the Holders of all Debt Securities affected thereby, (i) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Debt Security; (ii) reduce the principal amount of, or the premium, if any, or (except as otherwise provided in the Applicable Prospectus Supplement) interest on, any Debt Security (including in the case of an Original Issue Discount Debt Security the amount payable upon acceleration of the maturity thereof); (iii) change the place or currency of payment of principal of, premium, if any, or interest on any Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on any Debt Security on or at the Stated Maturity thereof (or in the case of redemption, on or after the Redemption Date); (v) in the case of the Subordinated Indenture, modify the subordination provisions in a manner adverse to the Holders of the Subordinated Debt Securities; or (vi) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of certain defaults or, in the case of the Senior Indenture, for waiver of compliance with certain provisions of such Indenture. (Section 902)

     The Holders of at least 66 2/3% in aggregate principal amount of the Outstanding Senior Debt Securities of any series may, on behalf of all Holders of that series, waive compliance by the Company with certain restrictive provisions of the Applicable Indenture. (Section 1009) The Holders of a majority in aggregate principal amount of the Senior Debt Securities or the Subordinated Debt Securities may, on behalf of all Holders of the Senior Debt Securities or the Subordinated Debt Securities, respectively, waive any past default under the Applicable Indenture, except a default in the payment of principal, premium or interest or in the performance of certain covenants. (Section 513)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Under each Indenture, the Company may consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any Person without the consent of the Holders of any of the Outstanding Debt Securities provided that (i) any successor or purchaser is a corporation organized under the laws of the United States of America, any State or the District of Columbia, and any such successor or purchaser expressly assumes the Company's obligations on the Debt Securities under a supplemental Indenture, (ii) immediately after giving effect to the transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if properties or assets of the Company become subject to a mortgage, pledge, lien, security interest or other encumbrance not permitted by such Indenture, the Company or such successor Person, as the case may be, takes such steps as shall be necessary effectively to secure the Securities equally and ratably with (or prior to) all indebtedness secured thereby, and (iv) the Company has delivered to the Trustee under the Applicable Indenture an Officers' Certificate and an Opinion of Counsel stating compliance with these provisions. (Section 801)

GLOBAL DEBT SECURITIES

     The Debt Securities of a series may be issued in the form of one or more Global Securities that will be deposited with a Depositary or its nominee identified in the Applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee for such Depositary and except in the circumstances described in the Applicable Prospectus Supplement. (Sections 204 and 305)

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the Applicable Prospectus Supplement.

CONCERNING THE TRUSTEES

     Bankers Trust Company and Harris Trust and Savings Bank are Trustees under the Senior Indenture and the Subordinated Indenture, respectively. In the normal course of business, the Company and its subsidiaries conduct banking transactions with the Trustees, and the Trustees conduct banking transactions with the Company and its subsidiaries. Bankers Trust Company serves as trustee for several of the trusts established in connection with certain of the Bank's asset securitizations.

                         DESCRIPTION OF PREFERRED STOCK

     The following summary contains a description of the general terms of the preferred stock, par value $.01 per share (the "Preferred Stock") to which any Prospectus Supplement may relate. Certain terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in the Prospectus Supplement relating to such series of the Preferred Stock. If so indicated in the Prospectus Supplement, the terms of any such series, including any Depositary Shares (as defined below) issued in respect thereof, may differ from the terms set forth below. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Company's Articles of Incorporation and the articles supplementary to the Company's Articles of Incorporation which will be filed with the Commission in connection with the offering of such series of Preferred Stock.

GENERAL

     Under the Company's Articles of Incorporation, the Board of Directors of the Company is authorized, without further shareholder action, to provide for the issuance of shares of Preferred Stock, par value $.01 per share, in one or more series, with such terms, including preferences, conversion and other rights, voting power, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption, as shall be established in or pursuant to the resolution or resolutions providing for the issue thereof to be adopted by the Board of Directors. Currently, under the Company's Articles of Incorporation, 20,000,000 shares are classified as Preferred Stock. The Company's Board of Directors has authority, without further shareholder approval, to reclassify authorized but unissued shares of any stock as Preferred Stock or other stock having preferred dividend and voting rights and other characteristics determined by the Board of Directors. Prior to the issuance of each series of Preferred Stock, the Board of Directors (as used herein the term "Board of Directors" includes any duly authorized committee thereof) will adopt resolutions creating and designating such series as a series of Preferred Stock. As of June 30, 1998, the Company has outstanding 4,547,882 shares of 7 1/2% Cumulative Preferred Stock, Series A, and 4,026,000 shares of Adjustable Rate Cumulative Preferred Stock, Series B.

     The Preferred Stock shall have the dividend, liquidation, and voting rights set forth below, unless otherwise provided in the Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable, whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to cumulate; (v) any redemption or sinking fund provisions of such Preferred Stock; (vi) whether the Company has elected to offer Depositary Shares (as defined below); and (vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such Preferred Stock.

     The Preferred Stock will, when issued, be fully paid and nonassessable and have no preemptive rights. Unless otherwise specified in the Prospectus Supplement relating to a particular series of the Preferred Stock, each series of the Preferred Stock will rank on a parity as to dividends and liquidation rights in all respects with each other series of the Preferred Stock.

RANK

     Any series of the Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution rank (i) senior to all classes of Common Stock and to all equity securities issued by the Company the terms of which specifically provide that such equity securities will rank junior to the Preferred Stock (collectively referred to as the "Junior Securities"); (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities will rank on a parity with the Preferred Stock (collectively referred to as the "Parity Securities"); and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities will rank senior to the Preferred Stock.

DIVIDEND RIGHTS

     Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of funds of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock record books of the Company (or, if applicable, the records of the Depositary referred to below under "Depositary Shares") on such record dates as will be fixed by the Board of Directors of the Company or a duly authorized committee thereof. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the Prospectus Supplement relating thereto. The Company's ability to pay dividends on its Preferred Stock is subject to policies established by the Federal Reserve Board. See "Regulatory Matters -- Dividend Restrictions."

     No full dividends may be declared or paid or funds set apart for the payment of dividends on any Parity Securities unless dividends shall have been paid or set apart for such payment on the Preferred Stock. If full dividends are not so paid, the Preferred Stock shall share dividends pro rata with the Parity Securities. No dividends may be declared or paid or funds set apart for the payment of dividends on any Junior Securities unless full cumulative dividends for all dividend periods terminating on or prior to the date of such declaration or payment shall have been paid or declared and a sum sufficient for the payment thereof set apart for payment on the Preferred Stock.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of the Preferred Stock may be entitled to dividends at different rates or based upon different methods of determination.

VOTING RIGHTS

     Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by applicable law, the holders of the Preferred Stock will not be entitled to any voting rights.

     Under regulations adopted by the Federal Reserve Board if the holders of shares of any series of Preferred Stock of the Company become entitled to vote for the election of directors because dividends on such series are in arrears such series may then be deemed a "class of voting securities" and a holder of 25% or more of such series (or a holder of 5% or more if it otherwise exercises a "controlling influence" over the Company) may then be subject to regulation as a bank holding company in accordance with the Bank Holding Company

Act. In addition, at such time as such series is deemed a class of voting securities, (i) any other bank holding company may be required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act to acquire or retain 5% or more of such series and (ii) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board under the Change in Bank Control Act or the Bank Holding Company Act to acquire or retain 10% or more of such series.

RIGHTS UPON LIQUIDATION

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to shareholders, before any distribution of assets is made to holders of Junior Securities, including common stock, liquidating distributions in the amount set forth in the Prospectus Supplement relating to such series of the Preferred Stock plus an amount equal to accrued and unpaid dividends for the then-current dividend period and, if such series of the Preferred Stock is cumulative, for all dividend periods prior thereto, all as set forth in the Prospectus Supplement with respect to such shares. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other Parity Securities are not paid in full, the holders of the Preferred Stock of such series and the Parity Securities will share ratably in any such distribution of assets of the Company in proportion to the full liquidation preferences to which each is entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of such series of Preferred Stock will not be entitled to any further participation in any distribution of assets of the Company.

     Because the Company is a bank holding company, its rights, the rights of its creditors and of its stockholders, including the holders of the shares of the Preferred Stock offered hereby, to participate in the assets of any subsidiary, including the Bank, upon the latter's liquidation or recapitalization may be subject to the prior claims of the subsidiary's creditors except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

REDEMPTION

     A series of the Preferred Stock may be redeemable, in whole or in part, at the option of the Company or the holder thereof, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times and at the redemption prices set forth in the Prospectus Supplement relating to such series.

     In the event of partial redemptions of Preferred Stock, whether by mandatory or optional redemption, the shares to be redeemed will be determined by lot or pro rata, as may be determined by the Board of Directors of the Company, a committee thereof or by any other method determined to be equitable by the Board of Directors.

     On or after a redemption date, unless the Company defaults in the payment of the redemption price, dividends will cease to accrue on shares of Preferred Stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

     Under current regulations, bank holding companies may exercise an option to redeem shares of preferred stock included as Tier 1 capital, or exchange such preferred stock for debt securities, without the prior approval of the Federal Reserve Board, if the bank holding company will remain well capitalized, received a composite rating of 1 or 2 of its most recent BOPEC inspection and is not the subject of any unresolved supervisory issues.

CONVERSION

     The Prospectus Supplement for any series of the Preferred Stock will state the terms, if any, on which shares of that series are convertible into other securities of the Company.

DEPOSITARY SHARES

     General. The Company may, at its option, elect to offer receipts for fractional interests ("Depositary Shares") in Preferred Stock, rather than full shares of Preferred Stock. In such event, receipts ("Depositary Receipts") for Depositary Shares, each of which will represent a fraction (to be set forth in the Prospectus Supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock, will be issued as described below.

     The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between the Company and the depositary named in the Prospectus Supplement (the "Depositary"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption, subscription and liquidation rights). The following summary of certain provisions of the Deposit Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Deposit Agreement, including the definitions therein of certain terms. Whenever particular sections of the Deposit Agreement are referred to, it is intended that such sections shall be incorporated herein by reference. Copies of the forms of Deposit Agreement and Depositary Receipt are filed as an exhibit to the Registration Statement of which this Prospectus is a part, and the following summary is qualified in its entirety by reference to such exhibits.

     Dividends and Other Distributions. The Depositary will distribute all cash dividends or other cash distributions received in respect to the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders. (Section 4.01)

     In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares in an equitable manner, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may sell such property and distribute the net proceeds for such sale to such holders. (Section 4.02)

     Redemption of Depositary Shares. If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary. The redemption price per Depositary Shares will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot, pro rata or by any other equitable method as may be determined by the Depositary. (Section 2.08)

     Voting the Preferred Stock. Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the amount of the Preferred Stock represented by such holder's Depositary Shares. The Depositary will endeavor, insofar as practicable, to vote the amount of the Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of the Preferred Stock to the extent it does not receive specific instructions from the holder of Depositary Shares representing such Preferred Stock. (Section 4.05)

     Amendment and Termination of the Deposit Agreement. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. (Section 6.01) The Deposit Agreement will only terminate if (i) all outstanding Depositary Shares have been redeemed or
(ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of Depositary Receipts. (Section 6.02)

     Charges of Depositary. The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and issuance of Depositary Receipts, all withdrawals of shares of Preferred Stock by owners of Depositary Shares and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts. (Section 5.07)

     Resignation and Removal of Depositary. The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000. (Section 5.04)

     Miscellaneous. The Depositary will forward all reports and communications from the Company which are delivered to the Depositary and which the Company is required or otherwise determines to furnish to the holders of the Preferred Stock. (Section 4.07)

     Neither the Depositary nor the Company will be liable under the Deposit Agreement to holders of Depositary Receipts other than for its negligence, willful misconduct or bad faith. Neither the Company nor the Depositary will be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. The Company and the Depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine. (Section 5.03)

                          DESCRIPTION OF COMMON STOCK

     The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the Maryland General Corporation Law and the Company's charter and by-laws. See "Available Information."

     The Company is authorized to issue up to 1,500,000,000 shares of common stock, $.01 par value per share (the "Common Stock"). At June 30, 1998, the Company had issued and outstanding 751,781,250 shares of Common Stock.

     Holders of Common Stock of the Company are entitled to receive, pro rata, dividends declared by the Board of Directors out of funds legally available therefor. The ability of the Company to pay dividends to its stockholders may be limited by federal law. See "Regulatory Matters." In the event of any liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets available for distribution to stockholders.

     Each share of Common Stock is entitled to one vote on each matter submitted to a vote of stockholders. There is no right of cumulative voting in connection with the election of directors. The Common Stock has no conversion rights and is not redeemable. All outstanding shares of Common Stock are, and the shares sold in the offerings will be when issued, fully paid and nonassessable. A stockholder of the Company has no preemptive rights to subscribe for additional shares of stock or other securities of the Company except as may be granted by the Company's board of directors.

                            DESCRIPTION OF WARRANTS

     The Company may issue warrants to purchase Debt Securities, Preferred Stock, Depositary Shares and Common Stock (the "Warrants"). Warrants may be issued independently of or together with any other Securities and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate Warrant Agreement (each a "Warrant Agreement") to be entered into between the Company and a Warrant Agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the following terms, where applicable, of the Warrants in respect of which this Prospectus is being delivered: (i) the title of such Warrants; (ii) the aggregate number of such Warrants; (iii) the price or prices at which such Warrants will be issued; (iv) the designation, aggregate principal amount and terms of the securities purchasable upon exercise of such Warrants; (v) the designation and terms of the Securities with which such Warrants are issued and the number of such Warrants issued with each such security; (vi) if applicable, the date on and after which such Warrants and the related securities will be separately transferable; (vii) the price at which the securities purchasable upon exercise of such Warrants may be purchased; (viii) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (ix) the minimum or maximum amount of such Warrants which may be exercised at any one time; (x) information with respect to book-entry procedures, if any; (xi) a discussion of certain Federal income tax considerations; and (xii) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

        DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

     The Company may issue stock purchase contracts ("Stock Purchase Contracts"), representing contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of shares of Common Stock at a future date or dates. The price per share of Common Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as a part of stock purchase units ("Stock Purchase Units") consisting of a Stock Purchase Contract and Debt Securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the Common Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require the Company to make periodic payments to the holders of the Stock Purchase Units or vice-versa, and such payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

     The applicable Prospectus Supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units.

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through underwriters or dealers, and also may sell Securities directly to other purchasers or through agents. Each Prospectus Supplement will describe the method of distribution of the Securities being offered thereby.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

     If so indicated in the Applicable Prospectus Supplement and subject to existing market conditions, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Offered Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include but are not limited to commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     Underwriters and agents who participate in the distribution of Securities may be entitled under agreements which may be entered into by the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     Except as indicated in the Applicable Prospectus Supplement, the Securities are not expected to be listed on a securities exchange, except for the Common Stock, which is listed on the New York Stock Exchange, and any underwriters or dealers will not be obligated to make a market in Securities. The Company cannot predict the activity or liquidity of any trading in the Securities.

                             VALIDITY OF SECURITIES

     The validity of the Securities will be passed upon for the Company by John
W. Scheflen, Executive Vice President, General Counsel and Secretary of the Company, and for any underwriters, dealers or agents by Simpson Thacher & Bartlett, New York, New York. Simpson Thacher & Bartlett will rely on the opinion of Mr. Scheflen as to matters of Maryland law and Mr. Scheflen will rely on the opinion of Simpson Thacher & Bartlett as to matters of New York law. Mr. Scheflen owns beneficially in excess of 100,000 shares of Common Stock, including options exercisable within sixty days under the Company's 1991 Long Term Incentive Plan. Simpson Thacher & Bartlett regularly performs legal services for the Company and its subsidiaries.

                                    EXPERTS

     The consolidated financial statements of MBNA Corporation incorporated by reference in MBNA Corporation's Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         INDEX OF TERMS FOR PROSPECTUS

                 Term                   Page
                 ----                   ----
Applicable Indenture..................   10
Applicable Prospectus Supplement......   10
Bank..................................    5
BHCA..................................    6
BIF...................................    9
Board of Directors....................   17
Commission............................    4
Common Stock..........................   21
Company...............................    5
covenant defeasance...................   15
Debt Securities.......................   10
defeasance............................   15
Deposit Agreement.....................   20
Depositary............................   20
Depositary Receipts...................   20
Depositary Shares.....................   20
DIFA..................................    9
Direct credit substitute..............    8
Entitled Person.......................   12
Excess Proceeds.......................   12
Exchange Act..........................    4
FDIC..................................    6
FDICIA................................    7
Federal Reserve Board.................    6
FICO..................................    9
indebtedness for money borrowed.......   13
Indentures............................   10
Junior Securities.....................   18
Leverage Ratio........................    8

                 Term                   Page
                 ----                   ----
OCC...................................    6
Offered Debt Securities...............   10
Original Issue Discount Debt
  Security............................   12
Other Financial Obligations...........   13
Parity Securities.....................   18
Preferred Stock.......................   17
Recourse..............................    8
Registration Statement................    4
SAIF..................................    9
Securities............................    4
Securities Act........................    4
Senior Debt Securities................   10
Senior Indebtedness...................   12
Senior Indenture......................   10
Senior Trustee........................   10
Stock Purchase Contracts..............   22
Stock Purchase Units..................   22
Subordinated Debt Securities..........   10
Subordinated Indenture................   10
Subordinated Trustee..................   10
tangible Tier 1 leverage ratio........    8
Tier 1 capital........................    8
Tier 2 capital........................    8
Total capital.........................    8
Trustees..............................   10
Warrant Agent.........................   22
Warrant Agreement.....................   22
Warrants..............................   22
well capitalized......................    9

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

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     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY
INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE AN OFFER TO SELL ONLY THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.
                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                       PAGE
                                       ----
The Corporation......................   S-2
Recent Developments..................   S-2
Use of Proceeds......................   S-3
Capitalization.......................   S-3
Market Price of Common Stock.........   S-3
Dividend Limitations.................   S-4
Underwriting.........................   S-5
Incorporation of Certain Information
  by Reference.......................   S-5
Validity of the Common Stock.........   S-6

                PROSPECTUS
                                       PAGE
                                       ----
Table of Contents....................     3
Available Information................     4
Incorporation of Certain Information
  by Reference.......................     4
The Company..........................     5
Use of Proceeds......................     5
Ratio of Earning to Fixed Charges and
  Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividend Requirements..............     6
Regulatory Matters...................     6
Description of Debt Securities.......    10
Description of Preferred Stock.......    17
Description of Common Stock..........    21
Description of Warrants..............    22
Description of Stock Purchase
  Contracts and Stock Purchase
  Units..............................    22
Plan of Distribution.................    22
Validity of Securities...............    23
Experts..............................    23
Index of Terms for Prospectus........    24

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                               50,000,000 SHARES

                                MBNA CORPORATION

                                  COMMON STOCK
                            ------------------------

                                  [MBNA LOGO]

                            ------------------------
                              GOLDMAN, SACHS & CO.

                                 [RECYCLE LOGO]
              THIS DOCUMENT IS PRINTED ENTIRELY ON RECYCLED PAPER.

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